May 9, 2025

Yung-Hsi ("Edward") Chang
Chief Executive Officer
Origin Investment Corp I
CapitaGreen, Level 24, 138 Market St
Singapore 043946

       Re: Origin Investment Corp I
           Amendment No. 3 to Registration Statement on Form S-1
           Filed April 25, 2025
           File No. 333-284189
Dear Yung-Hsi ("Edward") Chang:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to our oral comments issued on April 21,
2025.

Amendment No. 3 to Registration Statement on Form S-1
Summary
Our Sponsor, page 8

1. We note your revised disclosure regarding the issuance of shares to your directors.
       Please revise your table here and on page 82 to reflect this compensation. Please refer to Items 1602(b)(6) and 1603(a)(6) of Regulation S-K. Additionally, please provide the disclosure required by 1603(a)(7) regarding the indirect interests these individuals will have in the sponsor or advise.
 May 9, 2025
Page 2

Part II. Information not Required in Prospectus
Exhibit Index, page II-4

2.     We note the legal opinion from your Cayman Islands counsel, filed as exhibit 5.1, has
       a number of inappropriate assumptions. For example, in reference to paragraphs 2.8,
       2.10 and 2.12, it is not appropriate for counsel to assume away material facts underlying the opinion or any readily ascertainable facts. Please request that counsel revise the opinion to remove all inappropriate assumptions. For guidance, please refer to Section II.B.3.a of Staff Legal Bulletin No. 19.
       Please contact Babette Cooper at 202-551-3396 or Mark Rakip at 202-551-3573 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or David Link at 202-551-3356 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Arif Soto, Esq.